File No. 812-[            ]

As filed with the Securities and Exchange Commission on July 10, 2018

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS

AMENDED, FOR AN ORDER OF EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2

UNDER THE ACT AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND

FORMS

BLACKSTONE ALTERNATIVE INVESTMENT FUNDS

BLACKSTONE ALTERNATIVE INVESTMENT ADVISORS LLC

345 Park Avenue, 28th Floor

New York, NY 10154

Please direct all communications regarding this Application to:

Peter Koffler, Esq.

Blackstone Alternative Investment Advisors LLC

345 Park Avenue, 28th Floor

New York, NY 10154

Phone: 212-583-5431

Fax: 212-583-5749

With a copy to:

James E. Thomas, Esq.

Sarah Clinton, Esq.

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

Phone: 617-951-7367

Fax: 617-235-0483

This Application (including Exhibits) contains 31 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of BLACKSTONE ALTERNATIVE INVESTMENT FUNDS BLACKSTONE ALTERNATIVE INVESTMENT ADVISORS LLC Investment Company Act of 1940 File No. 812-[ ]	) ) ) ) ) ) ) ) ) ) )	APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER OF EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2 UNDER THE ACT AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

I.	INTRODUCTION

Blackstone Alternative Investment Funds (the “Trust”), a registered open-end investment company that may offer one or more series of shares (each a “Series” and collectively, the “Series”) and Blackstone Alternative Investment Advisors LLC (“BAIA” or the “Advisor” and together with the Trust and the Series, the “Applicants”)1, the investment adviser to the Trust, hereby file this application (the “Application”) for an order of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Advisor, subject to the approval of the board of trustees of the Trust (the “Board”), including a majority of those who are not “interested persons” of the Series or the Advisor, as defined in Section 2(a)(19) of the 1940 Act (the “Independent Board Members”), to, without obtaining shareholder approval: (i) select certain affiliated and non-affiliated discretionary investment sub-advisers (each a “Discretionary Sub-Advisor” and collectively, the “Discretionary Sub-Advisors”) to manage all or a portion of the assets of a Series and enter into discretionary investment sub-advisory agreements with the Discretionary Sub-Advisors (each a “Discretionary Sub-Advisory Agreement” and collectively, the “Discretionary Sub-Advisory Agreements”); (ii) select certain affiliated and non-affiliated non-discretionary investment sub-advisers (each a “Non-Discretionary

[1]

The term “Advisor” includes (i) the Advisor and (ii) any entity controlling, controlled by, or under common control with, the Advisor or its successors. For the purposes of the requested order, “successor” is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.

Sub-Advisor” and collectively, the “Non-Discretionary Sub-Advisors” and together with the Discretionary Sub-Advisors, the “Sub-Advisors”) to provide model portfolio or investment recommendation(s) to the Advisor that would be utilized in connection with the management of a Series and enter into non-discretionary investment sub-advisory agreements with the Non-Discretionary Sub-Advisors (each a “Non-Discretionary Sub-Advisory Agreement” and collectively, the “Non-Discretionary Sub-Advisory Agreements” and together with the Discretionary Sub-Advisory Agreements, the “Sub-Advisory Agreements”); and (iii) materially amend Sub-Advisory Agreements with the Sub-Advisors.2 As used herein, a Sub-Advisor for a Series is (1) an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of the Series or the Advisor (each an “Affiliated Sub-Advisor” and collectively, the “Affiliated Sub-Advisors”)3, or (2) not an “affiliated person” of the Series or the Advisor, except to the extent that an affiliation arises solely because the sub-advisor serves as a sub-advisor to one or more Series (each a “Non-Affiliated Sub-Advisor” and collectively, the “Non-Affiliated Sub-Advisors”).4

Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting the Series from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934 (the “Exchange Act”); and (iii) Sections 6-07(2)(a), (b), and (c) of Regulation S-X.

[2]	The requested order would supersede a prior order upon which the Applicants currently rely (Blackstone Alternative Investment Funds, et al., Investment Company Act Rel. Nos. 32481 (February 16, 2017) (notice) and 32530 (March 13, 2017) (order) (the “Prior Order”). The requested order would extend the relief granted under the Prior Order to Affiliated Sub-Advisors that are not Wholly-Owned Sub-Advisors (as defined in footnote 3 below).
[3]	The relief granted under the Prior Order included relief with respect to (1) an indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of the Advisor for that Series, or (2) a sister company of the Advisor for that Series that is an indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of the same company that, indirectly or directly, wholly owns the Advisor (collectively, “Wholly-Owned Sub-Advisors”).
[4]	Section 2(a)(3) of the 1940 Act defines “affiliated person” as follows:

“Affiliated person” of another person means (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

Section 2(a)(43) of the 1940 Act defines “wholly-owned subsidiary” of a person as a company 95 per centum or more of the outstanding voting securities of which are, directly or indirectly, owned by such person.

Applicants request that the relief sought herein apply to the named Applicants, as well as to any future Series and any other existing or future registered open-end management investment company or series thereof that intends to rely on the requested order in the future and that (i) is advised by the Advisor, (ii) uses the multi-manager structure described in this Application, and (iii) complies with the terms and conditions set forth herein (each, a “Subadvised Series”).5 All registered open-end investment companies that currently rely on the Prior Order and intend to rely on the requested order are named as Applicants. All Series that currently are, or that currently intend to be, Subadvised Series are identified in the Application. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.

Applicants are seeking this exemption primarily to enable the Advisor and the Board to obtain for each Subadvised Series the services of one or more Sub-Advisors believed by the Advisor and the Board to be particularly well suited to manage, or to provide model portfolio or investment recommendation(s) with respect to, all or a portion of the assets of the Subadvised Series, and to make material amendments to Sub-Advisory Agreements believed by the Advisor and the Board to be appropriate, without the delay and expense of convening special meetings of shareholders to approve the Sub-Advisory Agreements. Under this structure, the Advisor, in its capacity as investment adviser, evaluates and oversees Sub-Advisors, allocates assets to the Discretionary Sub-Advisors, implements the model portfolio or investment recommendation(s) of Non-Discretionary Sub-Advisors, and makes recommendations about the hiring, termination, and replacement of Sub-Advisors to the Board, at all times subject to the authority of the Board. This structure is commonly referred to as a “multi-manager” structure.

If the relief sought is granted, the Advisor, with the approval of the Board, including a majority of the members of the Board who are Independent Board Members, would on behalf of each Subadvised Series, without obtaining shareholder approval, be permitted to (i) hire a Non-Affiliated Sub-Advisor or an Affiliated Sub-Advisor, including terminating an existing sub-adviser and replacing it with one or more Non-Affiliated Sub-Advisors or Affiliated Sub-Advisors, and (ii) materially amend Sub-Advisory Agreements with Non-Affiliated Sub-Advisors and Affiliated Sub-Advisors.

[5]	For purposes of this Application, the term “Sub-Advisor” will also apply to any Sub-Advisor to any wholly-owned subsidiary of a Subadvised Series (each, a “Subsidiary” and collectively, the “Subsidiaries”). The Advisor will serve as investment adviser to each Subsidiary and may retain one or more Sub-Advisors to manage or provide model portfolio or investment recommendation(s) with respect to the assets of a Subsidiary. Applicants also request relief with respect to any Sub-Advisors who serve as Sub-Advisors to a Subsidiary. Where appropriate, Subsidiaries are also included in the term “Subadvised Series.”

For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protections of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the Subadvised Series would benefit from the requested relief because of delays in hiring or replacing Sub-Advisors and costs associated with the proxy solicitation to approve new or amended Sub-Advisory Agreements in the absence of such relief.

II.	THE TRUST

The Trust is organized as a Massachusetts business trust and is registered with the Commission as an open-end management investment company under the 1940 Act. The Trust currently consists of one Series, Blackstone Alternative Multi-Strategy Fund, which Series operates under a multi-manager structure and is offered and sold pursuant to a registration statement on Form N-1A. The Advisor serves as an “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each Series. The Trust and the Series are not required to hold annual shareholder meetings.

Each Series may have its own distinct investment objective, policies, and restrictions. A Series may offer, pursuant to Rule 18f-3 under the 1940 Act, one or more classes of shares that are subject to different expenses. As a result, certain Series may issue a class of shares that is subject to a front-end sales load or a contingent deferred sales load. In addition, a Series or any classes thereof may pay fees in accordance with Rule 12b-1 under the 1940 Act.

III.	THE ADVISOR

BAIA, with headquarters at 345 Park Avenue, New York, New York 10154, is a limited liability company organized under the laws of the State of Delaware and is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). BAIA is an indirect, wholly-owned subsidiary of The Blackstone Group L.P. (“Blackstone”). Blackstone is an alternative asset management and financial services company that specializes in private equity, real estate, credit, and marketable alternative investment strategies, as well as financial advisory services, such as mergers and acquisitions, restructurings and reorganizations, and private placements. Blackstone maintains an asset management presence through direct and indirect, wholly owned subsidiaries, including BAIA. Each Blackstone asset management operation has its own personnel and resources, including portfolio managers and analysts, and offers specialized asset management services to Blackstone clients, including the Series. BAIA serves as the investment adviser to each Series pursuant to an investment advisory agreement with the Trust (each an “Investment Management Agreement” and together the “Investment Management Agreements”). BAIA and each other Advisor is or will be registered with the Commission as an investment adviser under the Advisers Act.

Each Investment Management Agreement will be approved by the Board, including a majority of the Independent Board Members, and by the shareholders of the relevant Series in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder. The terms of these Investment Management Agreements will comply with Section 15(a) of the 1940 Act. Applicants are not seeking an exemption from the 1940 Act with respect to the Investment Management Agreements. Pursuant to the terms of each Investment Management Agreement, the Advisor, subject to the supervision of the Board, will provide continuous investment management of the assets of each Series. As the investment adviser to each Series, the Advisor will have responsibility for determining the securities and other instruments to be purchased, sold, or entered into by each Series and will place orders with brokers or dealers selected by the Advisor. The Advisor will also have responsibility for determining what portion of each Series’ portfolio will be invested in securities and other assets and what portion, if any, will be held uninvested in cash or cash equivalents. The Advisor will periodically review a Series’ investment policies and strategies and based on the need of a particular Series may recommend changes to the investment policies and strategies of the Series for consideration by the Board.

Each Investment Management Agreement will provide that the Advisor may, subject to the approval of the Board,6 including a majority of the Independent Board Members, and the shareholders of the applicable Subadvised Series (if required), delegate portfolio management responsibilities of all or a portion of the assets of a Subadvised Series to one or more Sub-Advisors. In accordance with each Investment Management Agreement, the Advisor will supervise each Sub-Advisor in its performance of its duties with a view to preventing violations of the federal securities laws. The Advisor will continue to have overall responsibility for the management and investment of the assets of each Subadvised Series, and the Advisor’s responsibilities will include, for example, recommending the removal or replacement of Sub-Advisors, allocating a portion of that Subadvised Series’ assets to one or more Discretionary Sub-Advisors and reallocating those assets as necessary from time to time, and/or implementing the model portfolio or investment recommendation(s) of one or more Non-Discretionary Sub-Advisors according to relative portfolio percentages as determined by the Advisor. The Advisor will exercise investment discretion over the portion of a Subadvised Series’ assets that the Advisor determines not to allocate to a Discretionary Sub-

[6]	The term “Board” also includes the board of trustees or directors of a future Subadvised Series.

Advisor. If the Advisor determines to delegate portfolio management responsibilities to one or more Discretionary Sub-Advisors or implement the model portfolio or investment recommendation(s) of one or more Non-Discretionary Sub-Advisors, the Advisor will evaluate, select and recommend Sub-Advisors to manage, or provide model portfolio or investment recommendation(s) with respect to, the assets (or portion thereof) of a Subadvised Series, oversee, monitor and review the Sub-Advisors and their performance and their compliance with the Subadvised Series’ investment policies and restrictions. If the name of any Subadvised Series contains the name of a sub-advisor, the name of the Advisor that serves as the primary adviser to the Subadvised Series, or a trademark or trade name that is owned by or publicly used to identify that Advisor, will precede the name of the sub-advisor.

For its services to each Subadvised Series under the applicable Investment Management Agreement, the Advisor will receive an investment management fee from that Series. A Sub-Advisor will receive an investment management fee from the Advisor.7

IV.	THE SUB-ADVISORS

Pursuant to the authority under the Investment Management Agreement, the Advisor may enter into Sub-Advisory Agreements with various Sub-Advisors on behalf of the Subadvised Series.

With respect to any Wholly-Owned Sub-Advisors, Blackstone has overall responsibility for the affairs of such Sub-Advisors, and generally must approve certain actions by each that would materially affect the operations of Blackstone as a group. The Affiliated Sub-Advisors, including any Wholly-Owned Sub-Advisors, have their own employees that would provide investment services to the Subadvised Series.

The Sub-Advisors will be “investment advisers” to the Subadvised Series within the meaning of section 2(a)(20) of the 1940 Act and will provide investment management services to the Subadvised Series subject to, without limitation, the requirements of sections 15(c) and 36(b) of the 1940 Act. In addition, the Sub-Advisors will be registered with the Commission as investment advisers under the Advisers Act or not subject to such registration. The Advisor will select Sub-Advisors based on the Advisor’s evaluation of the Discretionary Sub-Advisors’ skills in managing assets pursuant to particular investment styles and the Non-Discretionary Sub-Advisors’ skills in constructing model portfolio or investment recommendation(s) pursuant to particular investment styles, and will recommend their hiring to the Board. The Advisor may employ multiple Sub-Advisors for one or more of the Subadvised Series. In those instances, the Advisor would (i) allocate and, as appropriate, reallocate a

[7]	A Subadvised Series also may pay advisory fees directly to a Sub-Advisor.

Subadvised Series’ assets among the Discretionary Sub-Advisors, and the Discretionary Sub-Advisors would have management oversight of that portion of the Subadvised Series allocated to each of them and/or (ii) directly purchase and sell portfolio securities of a Subadvised Series based on model portfolio or investment recommendation(s) developed by one or more Non-Discretionary Sub-Advisors.

The Advisor will engage in an on-going analysis of the continued advisability of retaining a Sub-Advisor and will make recommendations to the Board as needed. The Advisor will also negotiate and renegotiate the terms of the Sub-Advisory Agreements with the Sub-Advisors, including the fees paid to the Sub-Advisors, and will make recommendations to the Board as needed.

Each Discretionary Sub-Advisor will have discretionary authority to invest that portion of a Subadvised Series’ assets assigned to it. The Discretionary Sub-Advisors, subject to the supervision of the Advisor and oversight of the Board, will determine the securities and other investments to be purchased, sold or entered into by a Subadvised Series’ portfolio or a portion thereof, and will place orders with brokers or dealers that they select. The Discretionary Sub-Advisors will keep certain records required by the 1940 Act and the Advisers Act to be maintained on behalf of the relevant Subadvised Series, and will assist the Advisor to maintain the Subadvised Series’ compliance with the relevant requirements of the 1940 Act. The Discretionary Sub-Advisors will monitor the respective Subadvised Series’ investments and will provide periodic reports to the Board and the Advisor. The Discretionary Sub-Advisors will also make their officers and employees available to the Advisor and the Board to review the investment performance and investment policies of the Subadvised Series.

Each Non-Discretionary Sub-Advisor will provide the Advisor with model portfolio or investment recommendation(s) reflecting a certain style or focus. The Advisor will review the model portfolio or investment recommendation(s) of all Non-Discretionary Sub-Advisors employed on behalf of a Subadvised Series and determine which securities within the model portfolio or investment recommendation(s) to purchase on behalf of the Subadvised Series. The Non-Discretionary Sub-Advisors providing the model portfolio or investment recommendation(s) may in certain cases also serve as Discretionary Sub-Advisors, managing assets for the Subadvised Series pursuant to a Discretionary Sub-Advisory Agreement in addition to providing the model portfolio or investment recommendation(s). In other cases, the Non-Discretionary Sub-Advisors may not otherwise provide management services to the Subadvised Series. An Advisor may choose to utilize only Non-Discretionary Sub-Advisors in this manner (i.e., only the Advisor would have discretion over assets and all of a Subadvised Series’

assets would be managed using model portfolio or investment recommendation(s) provided by Non-Discretionary Sub-Advisors). The Advisor would contract with the Non-Discretionary Sub-Advisors to obtain access to the model portfolio or investment recommendation(s) on a non-discretionary basis, and would compensate the Non-Discretionary Sub-Advisors for the provision of the model portfolio or investment recommendation(s).8 The Advisor may also utilize both Non-Discretionary and Discretionary Sub-Advisors for the Subadvised Series. Under this arrangement, the Advisor would assign a portion of a Subadvised Series’ portfolio to Discretionary Sub-Advisors and manage the other portion of the Subadvised Series’ portfolio based on model-portfolios provided by Non-Discretionary Sub-Advisors as described above. Although the Non-Discretionary Sub-Advisors would provide non-discretionary advice to the Advisor, each Non-Discretionary Sub-Advisor would be considered an “investment adviser or sub-adviser” of the Subadvised Series under Section 2(a)(20) of the 1940 Act.

All Sub-Advisory Agreements currently in effect have been approved by the Board, including a majority of the Independent Board Members, and the initial shareholder of the applicable Subadvised Series in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder, unless shareholder approval was not required as a result of reliance on the Prior Order. All future Sub-Advisory Agreements will be approved by the Board in the same manner. The terms of each Sub-Advisory Agreement will comply fully with the requirements of Section 15(a) of the 1940 Act. Each Sub-Advisory Agreement will set forth the duties of the Sub-Advisors and will precisely describe the compensation that the Sub-Advisor will receive for providing services to the relevant Subadvised Series, and will provide that (1) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and manner required by Section 15(c) of the 1940 Act, (2) it may be terminated at any time, without the payment of any penalty, by the Board or by the shareholders of the applicable Subadvised Series on not more than sixty days’ written notice to the Sub-Advisor, and (3) it will terminate automatically in the event of its “assignment,” as defined in Section 2(a)(4) of the 1940 Act. With the exception of Sub-Advisory Agreements covered by the Prior Order, to the extent required by law, the Applicants will continue the shareholder approval process for Sub-Advisory Agreements until such time as the Commission grants exemptive relief to the Applicants.

[8]	A Subadvised Series also may pay advisory fees directly to a Non-Discretionary Sub-Advisor.

After an initial two-year period, the terms of the Sub-Advisory Agreements will also be reviewed and renewed on an annual basis by the Board, including a majority of the Independent Board Members, in accordance with Section 15(c) of the 1940 Act. Each year, the Board will dedicate substantial time to review contract matters, including matters relating to Investment Management Agreements and Sub-Advisory Agreements. The Board will review comprehensive materials received from the Advisor, the Sub-Advisors, independent third parties and independent counsel. The Board will consist of a majority Independent Board Members. The Applicants will continue this annual review and renewal process for Sub-Advisory Agreements in accordance with the 1940 Act if the relief requested herein is granted by the Commission.

The Board will review information provided by the Advisor and Sub-Advisors when it is asked to approve or renew Sub-Advisory Agreements. A Subadvised Series will disclose in its statutory prospectus that a discussion regarding the basis for the Board’s approval and renewal of the Investment Management Agreement and any applicable Sub-Advisory Agreements is available in the Subadvised Series’ annual or semi-annual report to shareholders for the relevant period in accordance with Item 10(a)(1)(iii) of Form N-1A. The information provided to the Board will be maintained as part of the records of the respective Subadvised Series pursuant to Rule 31a-1(b)(4) and Rule 31a-2 under the 1940 Act.

Pursuant to the Sub-Advisory Agreements, the Advisor has agreed or will agree to pay the Sub-Advisors a fee out of the fee paid to the Advisor under the Investment Management Agreement.9 Each Sub-Advisor will bear its own expenses of providing investment management services to the relevant Subadvised Series.

V.	REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested relief described in this Application meets this standard.

[9]	A Subadvised Series also may pay advisory fees directly to a Sub-Advisor.

VI.	LEGAL ANALYSIS AND DISCUSSION

a. Shareholder Vote

i. Regulatory Background

Section 15(a) of the 1940 Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company.” Rule 18f-2(a) under the 1940 Act states that any “matter required to be submitted…to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter.” Further, Rule 18f-2(c)(1) under the 1940 Act provides that a vote to approve an investment advisory contract required by Section 15(a) of the 1940 Act “shall be deemed to be effectively acted upon with respect to any class or series of securities of such registered investment company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.”

Section 2(a)(20) of the 1940 Act defines an “investment adviser” as any person who, pursuant to an agreement with such registered investment company or with an investment adviser of such registered investment company, is empowered to determine what securities or other property shall be purchased or sold by such registered investment company. Consequently, the Sub-Advisors are deemed to be within the definition of an “investment adviser” and therefore, the Sub-Advisory Agreements are each subject to Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Investment Management Agreements.

Taken together, Section 15(a) of the 1940 Act and Rule 18f-2 require a majority of the outstanding voting securities of a Subadvised Series to approve Sub-Advisory Agreements whenever the Advisor proposes to the Board to hire new Sub-Advisors to manage the assets of a Subadvised Series. These provisions would also require shareholder approval by a majority vote for any material amendment to Sub-Advisory Agreements.

The Sub-Advisory Agreement must precisely describe all compensation to be paid thereunder and provide for its termination without penalty by the Board on not more than 60 days’ notice.10 In addition, the Sub-Advisory Agreements are required to terminate automatically and immediately upon their “assignment,” which could occur upon a change in control of the Sub-Advisors.11

[10]	See Section 15(a)(3) of the 1940 Act.
[11]	See Section 15(a)(4) of the 1940 Act. Section 2(a)(4) of the 1940 Act defines “assignment” as any direct or indirect transfer or hypothecation of a contract.

Rule 2a-6 under the 1940 Act provides an exemption from the shareholder voting requirements in Section 15(a) of the 1940 Act and Rule 18f-2 thereunder for certain transactions that do not result in a “change in actual control or management of the investment adviser” to a registered investment company. The Applicants do not believe that Rule 2a-6 under the 1940 Act provides a safe harbor to recommend, hire and terminate Wholly-Owned Sub-Advisors. Each Wholly-Owned Sub-Advisor is expected to run its own day-to-day operations and each will have its own investment personnel. Therefore, in certain instances appointing certain Wholly-Owned Sub-Advisors could be viewed as a change in management and, as a result, an “assignment” within the meaning of the 1940 Act.

ii. Requested Relief

Applicants seek relief to (i) select Affiliated and Non-Affiliated Sub-Advisors to manage all or a portion of the assets of a Subadvised Series and/or provide model portfolio or investment recommendation(s) to the Advisor that would be utilized by the Advisor in connection with the management of a Series and enter into Sub-Advisory Agreements with those Sub-Advisors and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisors, each subject to the approval of the Board, including a majority of the Independent Board Members, without obtaining shareholder approval required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. The Applicants believe that the relief sought should be granted by the Commission because (1) the Advisor either will operate the Subadvised Series, or may operate the Subadvised Series, in a manner that is different from conventional investment companies; (2) the relief will benefit shareholders by enabling the Subadvised Series to operate in a less costly and more efficient manner; and (3) the Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.

1. Operations of the Trust

Section 15(a) was designed to protect the interest and expectations of a registered investment company’s shareholders by requiring they approve investment advisory contracts, including sub-advisory contracts.12 Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.13 The relief sought in this Application is consistent with this public policy.

[12]	See Section 1(b)(6) of the 1940 Act.
[13]	Hearings on S. 3580 before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 253 (1940) (statement of David Schenker).

In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make the day-to-day investment decisions. The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers. Alternatively, for multi-manager funds that employ one or more discretionary sub-advisers, the investment adviser is not normally responsible for the day-to-day investment decisions and instead, the investment adviser selects, supervises, and evaluates discretionary sub-advisers who ultimately are responsible for the day-to-day investment decisions. For multi-manager funds that employ one or more non-discretionary sub-advisers, the investment adviser will make day-to-day investment decisions with respect to portions of a fund to implement the non-discretionary sub-adviser’s model portfolio or investment recommendation(s), subject to the considerations described above.

Primary responsibility for management of a Subadvised Series’ assets, including the selection and supervision of the Sub-Advisors, is vested in the Advisor, subject to the oversight of the Board. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisors in the Advisor in light of the management structure of the Subadvised Series, as well as the shareholders’ expectation that the Advisor is in possession of information necessary to select the most capable Sub-Advisors. The Advisor has the requisite expertise to evaluate, select and supervise the Sub-Advisors.

From the perspective of the shareholder, the role of the Sub-Advisors is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. The individual portfolio managers and the Sub-Advisors are each charged with the selection of portfolio investments in accordance with a Subadvised Series’ investment objectives and policies and have no broad supervisory, management or administrative responsibilities with respect to a Subadvised Series. Shareholders expect the Advisor, subject to review and approval of the Board, to select the Sub-Advisors who are in the best position to achieve the Subadvised Series’ investment objective. Shareholders also rely on the Advisor for the overall management of a Subadvised Series and the Subadvised Series’ total investment performance.

Although the use of Affiliated Sub-Advisors that are not Wholly-Owned Sub-Advisors was not contemplated at the time the Prior Order was obtained, Applicants believe the strategy represents an evolution of the multi-manager basis of investing that was described in the application for the Prior Order.

In evaluating the services that a Sub-Advisor will provide to a Subadvised Series, the Advisor will consider certain information, including, but not limited to, the following:

(1)	the advisory services provided by the Sub-Advisor, including the Sub-Advisor’s investment management philosophy and technique and the Sub-Advisor’s methods to ensure compliance with the investment objectives, policies and restrictions of the Subadvised Series;

(2)	a description of the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Subadvised Series, and the ability of the Sub-Advisor to attract and retain capable personnel;

(3)	reports setting forth the financial condition and stability of the Sub-Advisor; and

(4)	reports setting forth the Sub-Advisor’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices, private label and other accounts managed by the Sub-Advisor and having similar investment objectives, and other pooled funds having similar investment objectives and asset sizes.

In obtaining this information, the Advisor will typically: (i) review the Sub-Advisor’s current Form ADV, if applicable; (ii) conduct a due diligence review of the Sub-Advisor; and (iii) together with the Board, conduct an interview with representatives of the Sub-Advisor.

In addition, the Advisor and the Board will consider the reasonableness of the Sub-Advisor’s compensation with respect to each Subadvised Series for which the Sub-Advisor will provide portfolio management services or model portfolio or investment recommendation(s). Although only the Advisor’s fee is payable directly by a Subadvised Series, and the Sub-Advisor’s fee is payable by the Advisor,14 the Sub-Advisor’s fee directly bears on the amount and reasonableness of the Advisor’s fee payable by a Subadvised Series. Accordingly, the Advisor and the Board analyze the fees paid to Sub-Advisors in evaluating the reasonableness of the overall arrangements. In conducting this analysis, the Advisor and the Board consider certain information, including, but not limited to, the following:

(1)	a description of the proposed method of computing the fees and possible alternative fee arrangements;

(2)	comparisons of the proposed fees to be paid by each applicable Subadvised Series with fees charged by the Sub-Advisor for managing comparable accounts and comparisons of proposed investment management fees to be paid by each applicable Subadvised Series with fees charged by other organizations for managing other mutual funds, especially pooled funds and accounts having similar investment objectives; and

[14]	A Subadvised Series also may pay advisory fees directly to a Sub-Advisor.

(3)	data with respect to the projected expense ratios of each applicable Subadvised Series and comparisons with other mutual funds of comparable size.

2. Lack of Economic Incentives

With respect to the relief sought herein, the Applicants believe that no conflict of interest or opportunity for self-dealing would arise under the terms and conditions of this Application. Even if the Advisor had an economic incentive, it would not be able to act to the detriment of the shareholders of the Subadvised Series because of the conditions set forth in this Application. Applicants assert that conditions 5, 6, 9, and 10 are designed to provide the Board with sufficient independence and the resources and information it needs to monitor and address any conflicts of interest. A majority of the entire Board will be Independent Board Members, and Independent Board Members will have independent counsel. For any Subadvised Series that uses an Affiliated Sub-Advisor, a condition requires the Board to make a separate finding, reflected in the Board minutes, that any change in Sub-Advisors to manage all or a portion of the assets of that Subadvised Series is in the best interests of the Subadvised Series and its shareholders. A new Sub-Advisor would also need to be approved by a majority of the Independent Board Members who are subject to limits on their ability to have a financial interest in that Sub-Advisor. If an Advisor proposes to terminate a Non-Affiliated Sub-Advisor and hire an Affiliated Sub-Advisor for a Subadvised Series, the fees and other terms of the Sub-Advisory Agreement will be reviewed by the Board, including a majority of the Independent Board Members, under Section 15(c) of the 1940 Act, and the management fee paid to the Advisor by the Subadvised Series would remain subject to the annual review by the Board. Each Sub-Advisory Agreement would also remain subject to the annual review by the Board, including a majority of the Independent Board Members.

3. Benefits to Shareholders

In the absence of exemptive relief from Section 15(a) of the 1940 Act, when new Sub-Advisors are retained by the Advisor on behalf of a Subadvised Series, the shareholders of the Subadvised Series will be required to approve the Sub-Advisory Agreements. Similarly, if Sub-Advisory Agreements are amended in any material respect, approval by the shareholders of the affected Subadvised Series will be required. Moreover, if Sub-Advisory Agreements were “assigned” as a result of a change in control of the Sub-Advisors, the shareholders of the affected Subadvised Series would be required to approve retaining the existing Sub-Advisor. In all these instances, the need for shareholder approval would require the Subadvised Series to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Subadvised Series, and generally necessitate the retention of a proxy solicitor. This process is time-intensive, expensive and slow, and, in the case of a poorly performing Sub-Advisor or one whose management team has parted ways with the Sub-Advisor, potentially harmful to the Subadvised Series and its shareholders.

As noted above, shareholders investing in a Subadvised Series that has Sub-Advisors are hiring the Advisor to manage the Subadvised Series’ assets by overseeing, evaluating, monitoring and recommending Sub-Advisors rather than by hiring its own employees to manage the assets directly. Applicants believe that permitting the Advisor to perform the duties for which the shareholders of the Subadvised Series are paying the Advisor – the selection, supervision and evaluation of the Sub-Advisors – without incurring unnecessary delays or expenses is appropriate in the interest of the Subadvised Series’ shareholders and will allow such Subadvised Series to operate more efficiently. Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), the Subadvised Series will be able to replace Sub-Advisors more quickly and at less cost, when the Board, including a majority of the Independent Board Members, and the Advisor believe that a change would benefit a Subadvised Series and its shareholders. Without the requested relief, a Subadvised Series may, for example, be left in the hands of a Sub-Advisor that may be unable to manage a Subadvised Series’ assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Sub-Advisor. Also, in that situation, or where there has been an unexpected Sub-Advisor resignation or change in control—events which are beyond the control of the Advisor, the Trust and a Subadvised Series—without the requested relief, a Subadvised Series may be forced to operate without a Sub-Advisor or with less than the optimum number of Sub-Advisors. The sudden loss of the Sub-Advisor could be highly disruptive to the operations of a Subadvised Series. Moreover, if a Sub-Advisory Agreement were “assigned” as a result of a change in control of the Sub-Advisor, without the requested relief, the shareholders of the affected Subadvised Series would be required to approve retaining the existing Sub-Advisor.15

[15]	The relief requested in this Application would extend to any Sub-Advisory Agreement that was entered into for a Subadvised Series in accordance with the terms of this Application, upon any change in control of a Sub-Advisor. In those circumstances, the Advisor would re-evaluate the Sub-Advisor and make a recommendation to the applicable Board concerning whether to retain the Sub-Advisor’s services for a Subadvised Series.

The use of multi-manager arrangements involving unaffiliated sub-advisors and wholly-owned sub-advisors, for which the Commission has granted numerous exemptive orders, including the Prior Order, is premised on the control that an investment advisor retains over the process of providing investment advisory services to an investment company, and through the establishment of conditions, the removal of any real incentive for the advisor to favor particular sub-advisors or to act in a manner that would be detrimental to shareholders. Applicants assert that the same degree of control and lack of incentive (or elimination of conflict of interest) is present when the Advisor makes Sub-Advisor changes according to the terms described in this Application. In fact, Applicants believe that the Advisor may have more information regarding, and may retain more control over, an Affiliated Sub-Advisor than an Non-Affiliated Sub-Advisor, and that the use of Affiliated Sub-Advisors may benefit shareholders of a Subadvised Series by increasing the number of Sub-Advisors available to manage the Subadvised Series without introducing conflicts of interest that are not adequately and appropriately addressed by conditions identified in this Application.

If the relief requested is granted, each Investment Management Agreement will continue to be fully subject to Section 15(a) of, and Rule 18f-2 under, the 1940 Act. Moreover, the Board will consider the Investment Management Agreements and Sub-Advisory Agreements in connection with its annual contract renewal process under Section 15(c) of the 1940 Act, and the standards of Section 36(b) of the 1940 Act will be applied to the fees paid by the Advisor to each Sub-Advisor (or, to the extent applicable, the fees paid directly by a Subadvised Series to a Sub-Advisor).

4. Shareholder Notification

With the exception of the relief requested in connection with Aggregate Fee Disclosure (as defined below), the prospectus and statement of additional information for each Subadvised Series will include all information required by Form N-1A concerning the Sub-Advisors. If new Sub-Advisors are retained or Sub-Advisory Agreements are materially amended, the Subadvised Series’ prospectus and statement of additional information will be supplemented promptly pursuant to Rule 497(e) under the Securities Act of 1933, as amended (the “Securities Act”).

If new Sub-Advisors are hired, the Subadvised Series will inform shareholders of the hiring of a new Sub-Advisor pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new Sub-Advisor is hired for any Subadvised Series, that Subadvised Series will send its shareholders either a Multi-Manager Notice or both a Multi-Manager Notice and Multi-Manager Information Statement;16 and (b) the Subadvised Series will make the Multi-Manager Information Statement available on the website identified in the Multi-Manager Notice no later than when the Multi-Manager Notice (or Multi-Manager Notice and Multi-Manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Sub-Advisors provides no more meaningful information to shareholders than the proposed Multi-Manager Information Statement. Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Sub-Advisory Agreements.

Prior to any Subadvised Series relying on the requested relief in this Application, the Board, including its Independent Board Members, will have approved its operations under a multi-manager structure. Additionally, the shareholders of the applicable Subadvised Series will have approved its operation under a multi-manager structure by a vote of a majority of the outstanding voting securities, within the meaning of the 1940 Act. In the case of any new Subadvised Series that has not yet offered its shares, and all of whose shareholders purchase shares on the basis of a prospectus containing disclosures to the effect that the relief is being sought, or has been obtained, from the Commission, only the approval of the initial shareholder will be obtained.

[16]	A “Multi-Manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Advisor (except as modified to permit Aggregate Fee Disclosure as defined in this Application); (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Subadvised Series.

A “Multi-Manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed with the Commission via the EDGAR system.

b. Fee Disclosure

i. Regulatory Background

Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its statement of additional information the method of computing the “advisory fee payable” by the investment company, including the total dollar amounts that the investment company “paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years.”

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company’s proxy statement. Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments” by the investment company to the investment adviser, or any affiliated person of the investment adviser during the fiscal year. Item 22(c)(8) requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percent of the amount in (i). Together, these provisions may require a Subadvised Series to disclose the fees paid to Sub-Advisors in connection with shareholder action with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.

Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees. These provisions could require a Subadvised Series’ financial statements to disclose information concerning fees paid to Sub-Advisors, the nature of the Sub-Advisor’s affiliations, if any, with the Advisor, and the names of any Sub-Advisors accounting for 5% or more of the aggregate fees paid to the Advisor.

ii. Requested Relief

Applicants seek relief to permit each Subadvised Series to disclose (as a dollar amount and a percentage of a Subadvised Series’ net assets) (a) the aggregate fees paid to the Advisor and any Wholly-Owned Sub-Advisors; (b) the aggregate fees paid to Non-Affiliated Sub-Advisors; and (c) the aggregate fees paid to Affiliated Sub-Advisors that are not Wholly-Owned Sub-Advisors (collectively, the “Aggregate Fee Disclosure”) in lieu of disclosing the fees that may be required by Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(2)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Section 6-07(2)(a), (b) and (c) of Regulation S-X. All other items required by Sections 6-07(2)(a), (b) and (c) of Regulation S-X will be disclosed. The Aggregate Fee Disclosure would be presented as both a dollar amount and as a percentage of the Subadvised Series’ net assets.

As noted above, the Advisor may operate Subadvised Series in a manner different from a traditional investment company. By investing in a Subadvised Series, shareholders are hiring the Advisor to manage the Subadvised Series’ assets by overseeing, evaluating, monitoring and recommending Sub-Advisors rather than by hiring its own employees to manage the assets directly. The Advisor, under the supervision of the Board, is responsible for overseeing the Sub-Advisors and recommending their hiring and replacement. In return, the Advisor receives an advisory fee from each Subadvised Series. The Advisor may compensate the Sub-Advisors or the Subadvised Series may compensate the Sub-Advisers directly. Disclosure of the individual fees that the Advisor or the Subadvised Series would pay to the Sub-Advisors does not serve any meaningful purpose since investors pay the Advisor to oversee, monitor, evaluate and compensate the Sub-Advisors. Applicants contend that the primary reasons for requiring disclosure of individual fees paid to Sub-Advisors are to inform shareholders of expenses to be charged by a particular Subadvised Series and to enable shareholders to compare the fees to those of other comparable investment companies. Applicants believe that the requested relief satisfies these objectives because the Aggregate Fee Disclosure (including the advisory fee paid to the Advisor) will be fully disclosed and therefore, shareholders will know what the Subadvised Series’ fees and expenses are and will be able to compare the advisory fees a Subadvised Series is charged to those of other investment companies.

Indeed, in a more conventional arrangement, requiring the Subadvised Series to disclose the fees negotiated between the Advisor and the Sub-Advisors would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment adviser. In the case of a single adviser or traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers. Similarly, in the case of the Subadvised Series, the shareholders will have chosen to employ the Advisor and to rely upon the Advisor’s expertise in monitoring the Sub-Advisors, recommending the Sub-Advisors’ selection and termination (if necessary), and negotiating the compensation of the Sub-Advisors. There are no policy reasons that require shareholders of the Subadvised Series to be informed of the individual Sub-Advisor’s fees any more than shareholders of a traditional investment company (single investment adviser) would be informed of the particular investment adviser’s portfolio managers’ salaries.17

The requested relief would benefit shareholders of the Subadvised Series because it would improve the Advisor’s ability to negotiate the fees paid to Sub-Advisors. The Advisor’s ability to negotiate with the various Sub-Advisors would be adversely affected by public disclosure of fees paid to each Sub-Advisor. If the Advisor is not required to disclose the Sub-Advisors’ fees to the public, the Advisor may be able to negotiate rates that are below a Sub-Advisor’s “posted” amounts. Moreover, if one Sub-Advisor is aware of the advisory fee paid to another Sub-Advisor, the Sub-Advisor is unlikely to decrease its advisory fee below that amount. The relief will also encourage Sub-Advisors to negotiate lower sub-advisory fees with the Advisor if the lower fees are not required to be made public.

c. Precedent

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 for Non-Affiliated Sub-Advisors and Wholly-Owned Sub-Advisors, as well as relief from the disclosure requirements of the rules and forms discussed herein, have been granted previously by the Commission. See, e.g., PFM Multi-Manager Series Trust and PFM Asset Management LLC, Investment Company Act Rel. Nos 33098 (May 15, 2018) (notice) and 33121 (June 13, 2018) (order); FS Series Trust and FS Fund Advisor, LLC, Investment Company Act Rel. Nos 32992 (January 25, 2018) (notice) and 33006 (February 20, 2018) (order); Northern Lights Fund Trust and AlphaCore Capital, LLC, Investment Company Act Rel. Nos 32961 (January 3, 2018) (notice) and 32997 (January 30, 2018) (order); Oppenheimer Capital Appreciation Fund et al., Investment Company Act Rel. Nos 32956 (December 27, 2017) (notice) and 32972 (January 23, 2018) (order); The Hartford Mutual Funds, Inc., et al., Investment Company Act Rel. Nos 32944 (December 20, 2017) (notice) and 32971 (January 17, 2018) (order); and Blackstone Alternative Investment Funds and Blackstone Alternative Investment Advisors LLC, Investment Company Act Rel. Nos. 32481 (February 16, 2017) (notice) and 32530 (March 13, 2017) (order).

[17]	The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were previously adopted. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements, a fund is required to include in its statement of additional information, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Subadvised Series, the statement of additional information will describe the structure and method used to determine the compensation received by each portfolio manager employed by any Sub-Advisor. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Subadvised Series, the statement of additional information will describe the structure of, and method used to determine, the compensation received by each Sub-Advisor.

VII.	CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.	Before a Subadvised Series may rely on the order requested in the Application, the operation of the Subadvised Series in the manner described in this Application, including the hiring of Affiliated Sub-Advisors, will be, or has been, approved by a majority of the Subadvised Series’ outstanding voting securities as defined in the 1940 Act, or, in the case of a new Subadvised Series whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Subadvised Series’ shares to the public.[18]

2.	The prospectus for each Subadvised Series will disclose the existence, substance and effect of any order granted pursuant to this Application. Each Subadvised Series will hold itself out to the public as employing the multi-manager structure described in this Application. Each prospectus will prominently disclose that the Advisor has the ultimate responsibility, subject to oversight by the Board, to oversee the Sub-Advisors and recommend their hiring, termination and replacement.

[18]	The currently existing Subadvised Series are operated using the multi-manager structure in reliance on the Prior Order. Shareholders of the currently existing Subadvised Series and the initial shareholder of any future Subadvised Series launched prior to the date the requested order is granted will not be asked to approve the continued operation of the Subadvised Series using the multi-manager structure in connection with this Application. Each future Subadvised Series will be required to obtain initial shareholder approval before relying on the order requested in this Application.

3.	The Advisor will provide general management services to a Subadvised Series, including overall supervisory responsibility for the general management and investment of the Subadvised Series’ assets. Subject to review and approval of the Board, the Advisor will (a) set a Subadvised Series’ overall investment strategies, (b) evaluate, select, and recommend Sub-Advisors to manage all or a portion of a Subadvised Series’ assets and/or provide model portfolio or investment recommendation(s) for the Subadvised Series, and (c) implement procedures reasonably designed to ensure that Sub-Advisors comply with a Subadvised Series’ investment objective, policies and restrictions. Subject to review by the Board, the Advisor will (a) when appropriate, allocate and reallocate a Subadvised Series’ assets among one or more Discretionary Sub-Advisors; and (b) monitor and evaluate the performance of Sub-Advisors.

4.	Subadvised Series will inform shareholders of the hiring of a new Sub-Advisor within 90 days after the hiring of the new Sub-Advisor pursuant to the Modified Notice and Access Procedures.

5.	At all times, at least a majority of the Board will be Independent Board Members, and the selection and nomination of new or additional Independent Board Members will be placed within the discretion of the then-existing Independent Board Members.

6.	Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Board Members. The selection of such counsel will be within the discretion of the then-existing Independent Board Members.

7.	The Advisor will provide the Board, no less frequently than quarterly, with information about the profitability of the Advisor on a per Subadvised Series basis. The information will reflect the impact on profitability of the hiring or termination of any sub-adviser during the applicable quarter.

8.	Whenever a sub-adviser is hired or terminated, the Advisor will provide the Board with information showing the expected impact on the profitability of the Advisor.

9.	Whenever a sub-advisor change is proposed for a Subadvised Series with an Affiliated Sub-Advisor, including a Wholly-Owned Sub-Advisor, the Board, including a majority of the Independent Board Members, will make a separate finding, reflected in the Board minutes, that such change is in the best interests of the Subadvised Series and its shareholders, and does not involve a conflict of interest from which the Advisor or the Affiliated Sub-Advisor, including a Wholly-Owned Sub-Advisor, derives an inappropriate advantage.

10.	No Board Member or officer of a Subadvised Series, or partner, director, manager, or officer of the Advisor, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Sub-Advisor, except for (a) ownership of interests in the Advisor or any entity, other than a Wholly-Owned Sub-Advisor, that controls, is controlled by, or is under common control with the Advisor; or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly-traded company that is either a Sub-Advisor or an entity that controls, is controlled by or is under common control with a Sub-Advisor.

11.	Each Subadvised Series will disclose the Aggregate Fee Disclosure in its registration statement.

12.	In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that requested in the Application, the requested order will expire on the effective date of that rule.

13.	Any new Sub-Advisory Agreement or any amendment to a Subadvised Series’ existing Investment Management Agreement or Sub-Advisory Agreement that directly or indirectly results in an increase in the aggregate advisory fee rate payable by a Subadvised Series will be submitted to the Subadvised Series’ shareholders for approval.

VIII.	PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The certifications of the Applicants, including the resolutions of the Applicants authorizing the filing of this Application, required by Rule 0-2(c) under the 1940 Act are included as Exhibits A-1 through A-2 to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibits B-1 through B-2 to this Application.

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is 345 Park Avenue, New York, New York 10154 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

IX.	CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

[Signature Page Follows]

The Applicants have caused this Application to be duly signed on their behalf on the 10th day of July 2018.

BLACKSTONE ALTERNATIVE INVESTMENT FUNDS

By:	/s/ Natasha Kulkarni
Name: Natasha Kulkarni
Title: Secretary

BLACKSTONE ALTERNATIVE INVESTMENT ADVISORS LLC

By:	/s/ Peter Koffler
Name: Peter Koffler
Title: General Counsel

EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

Designation	Document
Exhibits A-1 through A-2	Certifications
Exhibits B-1 through B-2	Verifications

Exhibit A-1

CERTIFICATION

The undersigned hereby certifies that he is the duly elected Secretary of Blackstone Alternative Investment Funds (the “Trust”); that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940, the rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents and By-laws of the Trust have been taken and the person signing and filing the Application on behalf of the Trust is fully authorized to do so; and that the board of trustees of the Trust (the “Board”) adopted the following vote on May 9, 2018 in accordance with the By-laws of the Trust:

RESOLVED, that the appropriate officers of the Trust are authorized to file on behalf of the Trust a new application with the Securities and Exchange Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), exempting the Trust and Blackstone Alternative Investment Advisors LLC (“BAIA”) from:

(i)	the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit BAIA, subject to the supervision of the Board, to appoint new discretionary and non-discretionary sub-advisers that are partially owned affiliates of BAIA to a Subadvised Series and to make material changes to the sub-advisory agreements with discretionary and non-discretionary sub-advisers to the Subadvised Series that are partially owned affiliates of BAIA without obtaining shareholder approval of the applicable Subadvised Series; and

(ii)	the disclosures required pursuant to Item 14(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, Item 48 of Form N-SAR, and Sections 6-07(2)(a)-(c) of Regulation S-X relating to sub-adviser compensation; and be it

FURTHER RESOLVED, that the officers of the Trust are severally authorized to make such filings, to execute and to deliver such documents, and to take such action as they may deem to be necessary or desirable to carry out the foregoing votes in accordance with their purpose and intent, the execution and delivery of any such documents and the taking of any such action to be conclusive evidence that the same is authorized by the Board.

IN WITNESS WHEREOF, I have hereunto set my name on the 10th day of July 2018.

By:	/s/ Natasha Kulkarni
Name: Natasha Kulkarni
Title: Secretary

Exhibit A-2

CERTIFICATION

The undersigned hereby certifies that he is the General Counsel of Blackstone Alternative Investment Advisors LLC (the “Company”); that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940, rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents and By-laws of the Company have been taken and the person signing and filing the Application on behalf of the Company is fully authorized to do so.

By:	/s/ Peter Koffler
Name: Peter Koffler
Title: General Counsel
Date: July 10, 2018

Exhibit B-1

VERIFICATION

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application, dated July 10, 2018, for and on behalf of Blackstone Alternative Investment Funds (the “Trust”); that he is the Secretary of the Trust; and that all action by Trustees necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Natasha Kulkarni
Name: Natasha Kulkarni
Title: Secretary Dated: July 10, 2018

Exhibit B-2

VERIFICATION

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application, dated July 10, 2018, for and on behalf of Blackstone Alternative Investment Advisors LLC (the “Company”); that he is the General Counsel of the Company; and that all action by persons necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Peter Koffler
Name: Peter Koffler
Title: General Counsel
Date: July 10, 2018